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                                                  OMB APPROVAL
                                                  OMB Number:  3235-0145
                                                  Expires:    December 31, 1997
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                                                  hours per response . .14.90


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.        1      )
                                          ----------


                            Ostex International, Inc.
        _______________________________________________________________



                                  Common Stock
        _______________________________________________________________
                          (Title of Class of Securities)



                                   68859Q 10 1
        _______________________________________________________________
                                  (CUSIP Number)



Check the following box if a fee is being paid with this statement ( ) . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2-95)

Ostex International, Inc.

CUSIP NO.  68859Q 10 1                            Page  2  of 8  Pages
           -----------                                 ----  ----

                                       13G

--------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CH PARTNERS IV      91-1293724
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) (  X  )
          (b) (     )
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF WASHINGTON
--------------------------------------------------------------------------
                    5    SOLE VOTING POWER
NUMBER OF
SHARES              ------------------------------------------------------
BENEFICIALLY
OWNED BY            6    SHARED VOTING POWER
EACH                          991,070
REPORTING           ------------------------------------------------------
PERSON              7    SOLE DISPOSITIVE POWER
WITH
                    ------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                              991,070


--------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          991,070
--------------------------------------------------------------------------
10   CHECK BOX IF A THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          (  X  ) (Shares held of record by other individual General Partners excluded.)
--------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.1%
--------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Ostex International, Inc.

CUSIP NO.  68859Q 10 1                            Page  3  of  8  Pages
           -----------                                -----  -----

                                       13G

--------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THOMAS J. CABLE      ###-##-####
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) (  X  )
          (b) (     )
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------
                    5    SOLE VOTING POWER
NUMBER OF                     40,500
SHARES              ------------------------------------------------------
BENEFICIALLY
OWNED BY            6    SHARED VOTING POWER
EACH                          991,070
REPORTING           ------------------------------------------------------
PERSON              7    SOLE DISPOSITIVE POWER
WITH                          40,500
                    ------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                              991,070


--------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,031,570
--------------------------------------------------------------------------
10   CHECK BOX IF A THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          (  X  ) (Shares held of record by other individual General Partners excluded.)
--------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.3%
--------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Ostex International, Inc.

CUSIP NO.  68859Q 10 1                            Page  4  of  8  Pages
           -----------                                 ---    ---

                                       13G

--------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ELWOOD D. HOWSE, JR.       ###-##-####
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) (  X  )
          (b) (     )
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------
                    5    SOLE VOTING POWER
NUMBER OF                     0
SHARES              ------------------------------------------------------
BENEFICIALLY
OWNED BY            6    SHARED VOTING POWER
EACH                          991,070
REPORTING           ------------------------------------------------------
PERSON              7    SOLE DISPOSITIVE POWER
WITH                          0
                    ------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                              991,070


--------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          991,070
--------------------------------------------------------------------------
10   CHECK BOX IF A THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          (  X  ) (Shares held of record by other individual General Partners excluded.)
--------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.0%
--------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Ostex International, Inc.

CUSIP NO.  68859Q 10 1                            Page  5  of  8  Pages
           -----------                                 ---    ---

                                       13G

--------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WAYNE C. WAGER      ###-##-####
--------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) (  X  )
          (b) (     )
--------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------
                    5    SOLE VOTING POWER
NUMBER OF                     0
SHARES              ------------------------------------------------------
BENEFICIALLY
OWNED BY            6    SHARED VOTING POWER
EACH                          991,070
REPORTING           ------------------------------------------------------
PERSON              7    SOLE DISPOSITIVE POWER
WITH                          0
                    ------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                              991,070


--------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          991,070
--------------------------------------------------------------------------
10   CHECK BOX IF A THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          (  X  ) (Shares held of record by other individual General Partners excluded.)
--------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.0%
--------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------
                 *SEE INSTRUCTION BEFORE FILLING OUT!

Ostex International, Inc.

CUSIP NO.  68859Q 10 1                             Page  6  of  8  Pages
           -----------                                  ---    ---

                                       13G
--------------------------------------------------------------------------

ITEM 4.         OWNERSHIP

ITEM 4(A) IS AMENDED AS FOLLOWS:

Amount beneficially owned: As of December 31, 1996, CH Partners IV owned 991,070 shares of common stock of the Issuer. As of December 31, 1996, Thomas
J. Cable owned 35,500 shares of common stock of the Issuer and held 5,000 shares of common stock of the Issuer as custodian for a minor daughter. As of December 31, 1996, Elwood D. Howse, Jr., and Wayne C. Wager no longer owned any shares of common stock of the Issuer.

ITEM 4(C) IS AMENDED AS FOLLOWS:

Voting and Disposition: Thomas J. Cable has the sole power to vote and to dispose of the 40,500 shares of common stock that are owned by him or held by him in custodianship for a minor daughter. As of December 31, 1996, Elwood D. Howse, Jr. and Wayne C. Wager no longer owned any shares of common stock of the Issuer. Thomas J. Cable, Elwood D. Howse, Jr., Wayne C. Wager, as General Partners of CH Partners IV, share the power to vote and to dispose of the 991,070 shares of common stock that are owned by CH Partners IV.

ITEM 8 IS AMENDED AS FOLLOWS:

Identification and Classification of Members of the Group: A Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

Ostex International, Inc.

CUSIP NO.  68859Q 10 1                       Page   7  of  8  Pages
           -----------                             ---    ---

                                       13G
--------------------------------------------------------------------------

ITEM 10.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     February 9, 1997




     /S/ THOMAS J. CABLE
----------------------------------
THOMAS J. CABLE, GENERAL PARTNER



    /S/ ELWOOD D. HOWSE, JR.
-------------------------------------
ELWOOD D. HOWSE, JR., GENERAL PARTNER



    /S/ WAYNE C. WAGER
------------------------------------
WAYNE C. WAGER, GENERAL PARTNER

Ostex International, Inc.

CUSIP NO.  68859Q 10 1                       Page  8  of  8  Pages
           -----------                            ---    ---

                                EXHIBIT A


                          JOINT FILING AGREEMENT

In accordance with rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of all of them of a Statement on Schedule 13G, including amendments thereto, with respect to the Common Stock of Ostex International, Inc., and further agree that this Joint Filing Agreement may be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes any other party to file on its behalf any and all amendments to such Statement on
Schedule 13G.

In Witness Whereof, the undersigned, being duly authorized, hereby execute this Agreement this 9th day of February, 1997.



CH PARTNERS IV




     /S/ ELWOOD D. HOWSE, JR.
----------------------------------------
BY ELWOOD D. HOWSE, JR., GENERAL PARTNER



    /S/ ELWOOD D HOWSE, JR.
-------------------------------
ELWOOD D. HOWSE, JR.



    /S/ THOMAS J. CABLE
------------------------------
THOMAS J. CABLE



   /S/ WAYNE C. WAGER
------------------------------
WAYNE C. WAGER





Page 8 of 8 pages